Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 1, 2012, except for the retrospective application of the stock split as described in Note 2, as to which the date is February 21, 2012, and except for the retrospective adoption of the amendments to the new standard relating to reporting and display of comprehensive income as described in Note 2, as to which the date is October 30, 2012, in Amendment No. 1 to the Registration Statement (Form S-1 No. 333-184673) and related Prospectus of Proto Labs, Inc. for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

November 12, 2012